UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

CNL HEALTHCARE PROPERTIES II, INC.

(Name of Subject Company)

CNL Healthcare Properties II, Inc.

(Name of Person Filing Statement)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

12594A 104

(CUSIP Number of Class of Securities)

Stephen H. Mauldin

President and Chief Executive Officer

CNL Healthcare Properties II, Inc.

CNL Center at City Commons

450 South Orange Avenue, 14th Floor

Orlando, Florida 32801

Telephone: (407) 650-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person Filing Statement)

With copies to:

Christopher R. Stambaugh

4141 Parklake Avenue, Suite 300

Raleigh, NC 27612-2350

(919) 786-2040

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

The name of the subject company is CNL Healthcare Properties II, Inc., and the address and telephone number are CNL Center at City Commons, 450 South Orange Avenue, 14th Floor, Orlando, Florida 32801 and (407) 650-1000, respectively.

The title of the class of equity securities to which the tender offer relates is the Class A shares of the Company’s common stock, $0.01 par value per share. As of the close of business on September 17, 2019, there were 5,063,324.05 Class A shares of the Company’s common stock issued and outstanding.

Item 2. Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) is being filed by CNL Healthcare Properties II, Inc., a Maryland corporation (the “Company”), with respect to an unsolicited tender offer by Everest REIT Investors I, LLC (“Everest”) to purchase up to an aggregate of 250,000, or approximately 5.1%, of the issued and outstanding Class A shares of common stock (the “Shares”) of the Company for a price equal to $6.50 per Share, without interest, in cash (the “Everest Offer”).

According to Everest’s Schedule TO, its business address is 199 S. Los Robles Ave., Suite 200, Pasadena, California 91101 and its telephone number is (800) 611-4613.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Part I, Item 1A. Risk Factors-Risks Related to Conflicts of Interest and the Company’s Relationships with Its Advisor and Its Affiliates,” “Part III, Item 10. Directors, Executive Officers and Corporate Governance,” “Part III, Item 11. Executive Compensation,” “Part III, Item 12. Security Ownership and Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Part III, Item 13. Certain Relationships and Related Party Transactions, and Director Independence” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 20, 2019 (the “Form 10-K”), which information is incorporated by reference herein. The Form 10-K was previously made available to all of the Company’s stockholders and is available free of charge on the website of the Securities and Exchange Commission (“SEC”) at www.sec.gov, on the Company’s website at www.cnlhealthcarepropertiesii.com, or by writing to CNL Healthcare Properties II, Inc., Attn: Investor Relations, 450 South Orange Avenue, Orlando, Florida 32801.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and Everest and its executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation

Solicitation or Recommendation

On September 13, 2019, the Board of Directors (“Board”) held a meeting with members of the Company’s management. After careful evaluation of the Everest Offer and in consultation with the Company’s management and outside advisors, the Board has determined, for the reasons set forth below, to recommend that the Company’s stockholders REJECT the Everest Offer.

Reasons for the Recommendation

Last year, the Company began evaluating strategic alternatives to maximize value for its stockholders. To further that initiative, a special committee of the Board was constituted in August 2018 and hired an investment banking firm in January 2019 to act as financial advisor to assist with the exploration and execution of possible strategic alternatives. More recently, as announced in the Company’s Current Report on Form 8-K filed with the SEC on September 11, 2019, the Company’s stockholders approved a plan of complete liquidation and dissolution (the “Plan of Dissolution”) of the Company. The Company is strategically managing and positioning its remaining assets and liabilities to maximize value for its stockholders as it proceeds with the approved Plan of Dissolution.

In making its determination to recommend that the Company’s stockholders reject the Everest Offer, the Board (i) thoroughly and carefully reviewed and analyzed the terms and conditions of the Everest Offer; (ii) consulted with the Company’s management and received advice from certain outside advisors; and (iii) evaluated various relevant and material factors in light of the Board’s knowledge of the Company’s business, financial condition, assets, future prospects, and the per Share range of estimated net proceeds from liquidation of the Company’s common stock in order to assess the adequacy of the terms and conditions of the Everest Offer.

The following are the material factors considered by the Board in evaluating the Everest Offer:

The Everest Offer of $6.50 per Share represents a price that is 26.1% to 33.9% lower than the Company’s estimated range of net proceeds from liquidation of $8.80 to $9.83 per Share as set forth in the proxy statement dated July 10, 2019 for the Plan of Dissolution. The Plan of Dissolution was approved by the Company’s stockholders and the Company is moving forward with that plan. While there can be no assurance of the exact timing or amount of any such liquidating distributions, the Board currently believes that liquidating distributions will be paid on or before March 31, 2020, within seven (7) months from the date of this Schedule 14D-9, and that stockholders will be financially better off by holding their Shares and not accepting the Everest Offer. This is true even after taking into account the possibility of a reserve fund set aside for contingent liabilities. The amount of actual per share liquidating distributions depends on market, economic, financial and other circumstances and conditions. The Board believes that the Everest Offer represents an opportunistic attempt by Everest to purchase Shares at a deeply discounted price and make a profit and, as a result, deprive stockholders who tender their Shares of the potential opportunity to realize the longer-term value of their investment in the Company. The Board considered and acknowledges that due to the suspension of the Company’s share redemption plan and the lack of a trading market for the Company’s Shares, some stockholders may desire liquidity more rapidly than can be provided pursuant to the Plan of Dissolution.

•

The Everest Offer states that Everest is making the Everest Offer “for investment purposes and with a view to making a profit for itself.” The Everest Offer also states that in determining the $6.50 per Share offer price Everest did not obtain current independent valuations or appraisals of the Company’s assets. Further, Everest does not claim to have retained an independent adviser to evaluate or render any opinion with respect to the fairness of its $6.50 per Share offer to you. In fact, the Everest Offer states that in establishing the $6.50 offer price Everest “is motivated to establish a price which might be acceptable to some Shareholders” and “will also enable [Everest] to make a profit.”

•

There is no guarantee that the Everest Offer can or will be completed as soon as Everest contemplates in its Offer to Purchase. The Everest Offer does not initially expire until October 25, 2019 and such date may be extended by Everest, in its sole discretion, subject to compliance with applicable securities laws.

•

Everest expressly reserves the right to amend the terms of the Everest Offer, including by decreasing the $6.50 offer price or by changing the number of Shares being sought or the type of consideration being paid, subject to compliance with applicable securities laws, at any time before the Everest Offer expires.

•

The Everest Offer includes statements regarding the sufficiency of Everest’s committed capital to satisfy its obligations to purchase all Shares tendered pursuant to the Everest Offer (approximately $1,625,000 and up to an additional $25,000 for related fees and expenses) and states that it expects to obtain these funds by means of equity capital contributions from its members. Everest further acknowledges that it “relies on such members performing such obligations and there are no other alternative financing arrangements or plans.” Detailed financial information relating to Everest, its members, or committed capital is not publicly available, and the Board cannot therefore verify the ability of Everest to fund the Everest Offer. In view of Everest’s statements that it retains the right to amend or withdraw the Everest Offer prior to the expiration date for any reason, including by reducing the number of Shares to be sought or by changing the type of consideration, the Board believes that further information would be useful to stockholders for evaluating the Everest Offer.

•

For any dispute, claim or controversy that a stockholder may have with Everest or its controlled depositary, Everest requires each stockholder to agree to binding arbitration in Los Angeles, CA. For most stockholders and their counsel, the use of California law and a mandatory California arbitration would impose unfamiliar law and an inconvenient forum. Additionally, in any dispute between a stockholder and Everest or its affiliated persons, including the depositary, the prevailing party will be entitled to recover attorney fees and costs.

In view of the number of reasons and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the factors described above, the Board has unanimously determined that the Everest Offer is not advisable and is not in the best interests of the Company or its stockholders. Accordingly, the Board unanimously recommends that you REJECT the Everest Offer and not tender your Shares for purchase pursuant to the Everest Offer.

The Board recognizes that due to the suspension of the Company’s share redemption plan and the lack of a trading market for the Company’s Shares, some stockholders may decide to accept the Everest Offer based on, among other things, their individual liquidity needs. The Board acknowledges that stockholders must evaluate whether to tender their Shares based on all the information available, including the factors considered by the Board and described in our filings with the SEC. The Company cannot provide assurances with respect to future distributions or the ultimate value of its Shares, which can change periodically, or to future liquidity for stockholders.

Intent to tender

All of the Company’s directors and executive officers who own Shares have advised the Company that they do not intend to tender any Shares held of record or beneficially owned by them pursuant to the Everest Offer. To the knowledge of the Company, none of the Company’s subsidiaries or affiliates currently intends to tender Shares held of record or beneficially owned by them pursuant to the Everest Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company’s stockholders in connection with the Everest Offer.

Item 6. Interest in Securities of the Subject Company

During the 60 days ended September 17, 2019, there were no transactions involving the Shares effected by any of the Company’s officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Everest Offer that relate to the Everest Offer or other acquisition of the Shares by the Company, any of the Company’s subsidiaries or any other person.

(b) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Everest Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of the Company’s; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of the Company’s subsidiaries; or (iii) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Everest Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information

Cautionary Note Regarding Forward-Looking Statements

Certain statements of the Company included in this Schedule 14D-9 and the documents filed as exhibits hereto that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management’s current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of the Company’s business and its performance, the economy, and other future conditions and forecasts of future events and circumstances. Forward-looking statements are typically identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should,” “could” and words and terms of similar substance in connection with discussions of future operating or financial performance, business strategy and portfolios, projected growth prospects, cash flows, costs and financing needs, legal proceedings, amount and timing of anticipated future distributions, estimates of per Share liquidating distributions, and/or other matters. The Company’s forward-looking statements are not guarantees of future performance. While the Company’s management believes its forward-looking statements are reasonable, such statements are inherently susceptible to uncertainty and changes in circumstances. As with any projection or forecast, forward-looking statements are necessarily dependent on assumptions, data and/or methods that may be incorrect or imprecise, and may not be realized. The Company’s forward-looking statements are based on management’s current expectations and a variety of risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or accurately predict. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company’s actual results could differ materially from those set forth in the forward-looking statements due to a variety of risks, uncertainties and other factors. Given these uncertainties, the Company cautions you not to place undue reliance on such statements.

For further information regarding risks and uncertainties associated with the Company’s business, and important factors that could cause the Company’s actual results to vary materially from those expressed or implied in its forward-looking statements, please refer to the factors listed and described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Risk Factors” sections of the Company’s documents filed from time to time with the SEC, including, but not limited to, the Form 10-K and the Company’s quarterly reports on Form 10-Q, copies of which may be obtained from the Company’s website at www.cnlhealthcarepropertiesii.com.

All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by this cautionary note. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to, and expressly disclaims any obligation to, publicly release the results of any revisions to its forward-looking statements to reflect new information, changed assumptions, the occurrence of unanticipated subsequent events or circumstances, or changes to future operating results over time, except as otherwise required by law.

Item 9. Exhibits

The following exhibits are filed as part of this Schedule 14D-9:

Exhibit No.	Description

99(a)(1)	Letter to the Company’s Stockholders date September 17, 2019*

99(a)(2)	E-mail to Financial Advisors, dated September 17, 2019

99(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 20, 2019**

* Included in copy mailed to stockholders.

** Those sections of the Form 10-K specified in Items 3 and 8 hereto are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 17, 2019

CNL Healthcare Properties II, Inc.

By:	/s/ Stephen H. Mauldin
Name:	Stephen H. Mauldin
Title:	President and Chief Executive Officer